SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                  Three year period ending December 31, 2002

                    FORM U-12 (I)-B (THREE-YEAR STATEMENT)

      Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.    Name and business address of persons filing statement.

      Joseph E. Shefchek
      Alliant Energy Corporate Services
      222 West Washington Ave.
      Madison, WI 53703

2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph
(b) of Rule 71.

      Not applicable.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

      Alliant Energy Corporation and its subsidiaries

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

      Alliant Energy Corporate Services
      Managing Director,
      Environmental, Health and Safety/Support Services

      Alliant Energy Corporation
      Corporate Environmental Officer

      In such capacities, the undersigned may participate in presenting, advocating or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12 (i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

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5.    (a)  Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
(Use column (a) as supplementary statement only.)

      It is anticipated that the undersigned's annual base salary will not exceed $200,000 in 2000. During the calendar years 2001 and 2002, it is estimated that the undersigned will receive compensation comparable to that received in 2000, but the exact amount of compensation cannot presently be forecast with any degree of precision. The undersigned receives salary payments from Alliant Energy Corporate Services, which in turn may charge or allocate a portion of such salary and bonus expense to other companies described in item 3 above in accordance with applicable service agreements and orders of the Securities and Exchange Commission.

     (b)  Basis for compensation if other than salary.

      In addition to base salary, the undersigned may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan; however, the amount, if any, of such bonus and other benefits cannot presently be predicted.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

      Not applicable.

      (a)  Total amount of routine expenses charged to client:

      (b)  Itemized list of all other expenses:

Date: December 6, 2000


                By:  /s/ Joseph E. Shefchek
                     ---------------------------
                     Joseph E. Shefchek